United States
                           Securities and Exchange Commission
                                 Washington, D.C. 20549


                                      SCHEDULE 13D


                       Under the Securities Exchange Act of 1934
                                   (Amendment No. 9)


                             The Charles Schwab Corporation
                                    (Name of Issuer)


                             Common Stock ($.01 par value)
                             (Title of Class of Securities)

                                      808513-10-5
                                     (CUSIP Number)

                         Cynthia Holbrook, Assistant Secretary
                             The Charles Schwab Corporation
                                 101 Montgomery Street
                                San Francisco, CA 94104
                                      415/627-7533

                         (Name, Address and Telephone Number of
                              Person Authorized to Receive
                              Notices and Communications)

                                    August 27, 1996
                (Date of Event which Requires Filing of this Statement)


             If the filing person has previously filed a statement on
             Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

             Check the following box if a fee is being paid with the statement [ ].



             808513-10-5              Schedule 13D       Page 2 of 6 pages



             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Charles R. Schwab
                  ###-##-####

             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   a [ ]
                                                                     b [ ]
             3    SEC USE ONLY

             4    SOURCE OF FUNDS

             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                  IS REQUIRED TO ITEMS 2(d) OR 2(e)                    [ ]

             6    CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

                                 7    SOLE VOTING POWER

             NUMBER OF SHARES         5,073,905
             BENEFICIALLY
             OWNED BY EACH       8    SHARED VOTING POWER
             REPORTING
             PERSON WITH              31,099,220

                                 9    SOLE DISPOSITIVE POWER

                                      5,073,905

                                 10   SHARED DISPOSITIVE POWER

                                      31,099,220

             11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
                  36,173,125

             12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                       [ ]

             13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  20.7%

             14   TYPE OF REPORTING PERSON
                  IN



             808513-10-5              Schedule 13D       Page 3 of 6 pages



             Item 1.   Security and Issuer

             Security:      Common Stock ($.01 par value)

             Issuer:        The Charles Schwab Corporation
                            101 Montgomery Street
                            San Francisco, CA 94104

             Item 2.   Identity and Background

             a)   Charles R. Schwab

             b)   The Charles Schwab Corporation
                  101 Montgomery Street
                  San Francisco, CA 94104

             c)   Chairman, Chief Executive Officer and Director,
                  The Charles Schwab Corporation
                  101 Montgomery Street
                  San Francisco, CA 94104

             d)   Inapplicable

             e)   Inapplicable

             f)   United States of America

             Item 3.   Source and Amount of Funds

                  Inapplicable.

             Item 4.   Purpose of Transaction

                  The shares of Common Stock are held for personal investment, except as noted in Item 5 below.

             Item 5.   Interest in Securities of Issuer

             a) 36,173,125 shares of Common Stock (including 1,062,500 shares which may be acquired within sixty days upon exercise of options) representing 20.7% of the Common Stock outstanding.

             b)   The 36,173,125 shares of Common Stock referred to in
                  Item 5(a) above consist of (i) 5,073,905 shares of Common Stock as to which Mr. Schwab has sole voting and dispositive power (including 244,461 shares held by the Trustee of the Charles Schwab Profit Sharing and
                  Employee Stock Ownership Plan and allocated to
                  Mr. Schwab's individual ESOP account; 2,672 shares held by Mr. Schwab as custodian for his children; and 2,024



             808513-10-5              Schedule 13D       Page 4 of 6 pages



                  shares held by Mr. Schwab as trustee of the Schwab Inter-Vivos Trust as to which he disclaims beneficial ownership); and (ii) 31,099,220 shares of Common Stock as to which Mr. Schwab has shared voting power and shared dispositive power (including 1,512,398 shares held by The Charles and Helen Schwab Foundation, a nonprofit public benefit corporation as to which Mr. and Mrs. Schwab, as two of three directors, have shared voting and dispositive power but disclaim beneficial ownership; 4,320,000 shares held by Mr. and Mrs. Schwab as trustees of The Charles and Helen Schwab Living Trust; 652,000 shares held by The Charles and Helen Schwab Family Foundation, a nonprofit public benefit corporation as to which Mr. and Mrs. Schwab, as two of three directors, have shared voting and dispositive power but disclaim beneficial ownership; 22,651,424 shares held by Mr. and Mrs. Schwab as community property; 742,804 shares held by Mr. and Mrs. Schwab as joint tenants; and 1,220,776 shares held by Mrs. Schwab).

             c) The following transactions in Common Stock were effected by Mr. Schwab in the sixty days prior to the filing of this Amendment No. 9:

     Date of        # of Shares      Nature of       Price Per   Where and
     Transaction    of Common Stock  Transaction     Per Share   How Effected

     7/30/96            20,238       Disposition      N/A        Gift
     7/31/96             8,000       Sale             $24.3406   Open Market
     8/05/96             2,024       Sale             $25.125    Open Market
     8/23/96            67,400       Sale             $25.9746   Open Market
     8/26/96            76,000       Sale             $25.5345   Open Market
     8/27/96            76,600       Sale             $25.6511   Open Market
     8/28/96            50,000       Sale             $25.5088   Open Market
     8/29/96            30,000       Sale             $25.25     Open Market


             d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Schwab, except for The Charles and Helen Schwab
             Foundation and The Charles and Helen Schwab Family
             Foundation, as noted in Item 5(b) above.

             e)   Inapplicable.



             808513-10-5              Schedule 13D       Page 5 of 6 pages



             Item 6.   Contracts, Arrangements, Understandings or
                       Relationships with Respect to the Securities of the Issuer

             1. Registration Rights and Stock Restriction Agreement, dated as of March 31, 1987 between Charles Schwab and CL Acquisition Corporation requires that share transfers be made in accordance with state and Federal securities laws and subject to protection of the issuer's rights and further provides for registration rights in certain circumstances.

             2. Non-Qualified Stock Option Agreement, dated as of September 16, 1992 between The Charles Schwab
                  Corporation and Charles R. Schwab pursuant to the 1992 Stock Incentive Plan.

             3. On February 25, 1993, Charles R. Schwab and Helen O. Schwab, grantors of The Charles and Helen Schwab Living Trust (the "Living Trust"), transferred 4,500,000 shares of Common Stock into the Living Trust. (This number has been adjusted for all splits that occurred before September 3, 1996.) Section 8.2.1 of the Living Trust provides that if neither Mr. nor Mrs. Schwab is serving as trustee, three designated individuals will receive a general proxy to vote all shares of Common Stock held pursuant to the Living Trust.

             Item 7.   Exhibits

             1. Registration Rights and Stock Restriction Agreement, dated as of March 31, 1987, between Charles R. Schwab and CL Acquisition Corporation (now named The Charles Schwab Corporation).*

             2. Form of Non-Qualified Stock Option Agreement, dated as of September 16, 1992, between The Charles Schwab Corporation and Charles R. Schwab.**

             3.   Section 8.2.1 of The Charles and Helen Schwab Living
                  Trust.**


             *    Incorporated by reference to Exhibit 1 to Amendment
                  No. 8 to Mr. Schwab's Schedule 13D dated July 31, 1995.

             ** Incorporated by reference to Exhibits 4 and 5, respectively, to Amendment No. 5 to Mr. Schwab's
                  Schedule 13D dated May 6, 1994.



             808513-10-5              Schedule 13D       Page 6 of 6 pages





                  After reasonable inquiry and to the best of my knowledge
             and belief, I certify that the information set forth in this statement is true, complete and correct.


             Date:  September 3, 1996


              /s/ Charles R. Schwab
                  Charles R. Schwab